SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated November 30, 2021, titled: " G. Willi-Food International reports it’s financial results for the third quarter of 2021."

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: November 30, 2021

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IT'S FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2021

YAVNE, Israel – November 30, 2021 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter Fiscal Year 2021 Highlights
•	Sales decreased by 5.1% year-over-year to NIS 106.3 million (US$ 32.9 million).
•	Gross profit decreased by 13.4% year-over-year to NIS 29.5 million (US$ 9.1 million).
•	Operating profit decreased by 41.7% year-over-year to NIS 8.2 million (US$ 2.5 million).
•	Total financial expense, net NIS 1.6 million (US$ 0.5 million) compared to Total financial income net on third quarter of 2020 of NIS 14.5 million (US$ 5.4 million).
•	Income before taxes decreased by 76.9% year-over-year to NIS 6.6 million (US$ 2.0 million).
•	Net profit decreased by 76.2% year-over-year to NIS 5.2 million (US$ 1.6 million), or 4.9% of sales.
•	Cash and cash equivalents balance of NIS 219.0 million (US$ 67.8 million) as of september 30, 2021.
•	Earnings per share of NIS 0.38 (US$ 0.12).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present third quarter 2021 financial results. The Company experienced a decline in sales, mainly resulting from a decrease in working days in September due to Jewish holidays and due to decline in sales in the food industry as a whole.

As a result of the Covid-19 pandemic, the world is still experiencing disruptions to international commercial shipping, which has led to an increase in the demand for containers and a significant increase in sea freight and commodity prices wich affected the company gross margin.

Despite the challenging environment, the Company has worked to maintain a high level of sales  and positive operational parameters for the third quarter of 2021. The Company’s strategy for the near future is to improve commercial conditions with its supliars and customers, develop new products, enter into new categories with potentially high gross profit margins, improve the visibility of its products in the stores and strengthen its brand, supply chain and sufficient inventory. We intend to work hard to achieve the goals we have set for the Company.

Third Quarter Fiscal 2021 Summary

Sales for the third quarter of 2021 decreased by 5.1% to NIS 106.3 million (US$ 32.9 million) from NIS 111.9 million (US$ 34.7 million) in the third quarter of 2020. The decrease is mainly due to decrease in working days in September 2021 due to Jewish holidays and lower sales in the food industry as a whole.

Gross profit for the third quarter of 2021 decreased by 13.4% to NIS 29.5 million (US$ 9.1 million) compared to NIS 34.0 million (US$ 10.5 million) in the third quarter of 2020. Third quarter gross margin decreased by 13.4% to 27.7% compared to gross margin of 30.4% for the same period in 2020. The decrease in gross profit was mainly due to increase costs of the Company’s imported products and due to increases in shipping costs.

Selling expenses increased by 9.7% to NIS 15.9 million (US$ 4.9 million) compared to NIS 14.5 million (US$ 4.5 million) in the third quarter of 2020 primarily due to an increase in payroll expenses in the logistics and sales departments and due to an increase in advertising and promotion.

General and administrative expenses decreased by 1.3% to NIS 5.4 million (US$ 1.7 million) compared to NIS 5.5 million (US$ 1.7 million) in the third quarter of 2020.

As a result of the foregoing, operating profit for the third quarter of 2021 decreased by 41.7% to NIS 8.2 million (US$ 2.5 million) compared to NIS 14.0 million (US$ 4.3 million) in the third quarter of 2020.

Financial expense, net totaled NIS 1.6 million (USD$ 0.5 million) compared to Financial income, net of NIS 14.5 million (US$ 4.5 million) in the third quarter of 2020. Financial expense, net for the third quarter of 2021 was comprised mainly of exchange rate differences of NIS 4.3 million (US$ 1.3 million), interest and dividend income from the Company’s portfolio of securities in the amount of NIS 1.8 million (US$ 0.6 million) and income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 1.3 million (US$ 0.4 million).

Income before taxes on income for the third quarter of 2021 was NIS 6.6 million (US$ 2.0 million) compared to income before taxes on income of NIS 28.5 million (US$ 8.8 million) in the third quarter of 2020.

Net profit in the third quarter of 2021 was NIS 5.2 million (US$ 1.6 million), or NIS 0.38 (US$ 0.12) per share, compared to NIS 21.9 million (US$ 6.8 million), or NIS 1.63 (US$ 0.51) per share, in the third quarter of 2020.

Willi-Food ended the third quarter of 2021 with NIS 219.0 million (US$ 67.8 million) in cash and cash equivalents. Net cash from operating activities for the third quarter of 2021 was NIS 38.6 million (US$ 12.0 million). Willi-Food's shareholders' equity as of June 30, 2021 was NIS 568.1 million (US$ 191.0 million).

First Nine Months of Fiscal 2021 Highlights

•	Sales decreased by 2.3% year-over-year to NIS 337.3 million (US$ 104.5 million).
•	Gross profit decreased by 10.8% year-over-year to NIS 102.6 million (US$ 31.8 million).
•	Operating profit decreased by 26.1% year-over-year to NIS 36.9 million (US$ 11.4 million).
•	Total financial income increased by 4,571% year-over-year to NIS 17.6 million (US$ 5.4 million).
•	Income before taxes increased by 8.3% year-over-year to NIS 54.5 million (US$ 16.9 million).
•	Net profit increased by 10.4% to NIS 42.3 million (US$ 13.1 million), or 12.5% of sales.
•	Basic earnings per share of NIS 3.05 (US$ 0.94).

First Nine Months Fiscal 2021 Summary

Sales for the nine-month period ending September 30, 2021 decreased by 2.3% to NIS 337.3 million (US$ 104.5 million) compared to NIS 345.2 million (US$ 106.9 million) in the first nine months of 2020. The decrease in the Company’s sales is primarily due to the significant increase in demand for the Company’s line of products, especially in retail chains, during the outbreak of Covid 19 in the first quarter of 2020.

Gross profit for the period decreased by 10.8% to NIS 102.6 million (US$ 31.8 million) compared to NIS 115.1 million (US$ 35.6 million) for the first nine-month of 2020. Gross margin for the first nine months of 2021 was 30.4% compared to a gross margin of 33.3% for the same period in 2020. The decrease in gross profit was mainly due to increased shipping costs.

Operating profit for the first nine month of 2021 decreased by 26.1% to NIS 36.9 million (US$ 11.4 million) from NIS 49.9 million (US$ 15.0 million) reported in the comparable period of last year primarily due to the decrease of gross profit.

Financial income, net totaled NIS 17.6 million (USD$ 5.4 million) compared to Financial income, net of NIS 0.4 million (US$ 0.1 million) in the first nine-month of 2020. Financial income, net for the first nine-month of 2021 comprised mainly from income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 13.3 million (US$ 4.1 million), interest and dividend income from the Company’s portfolio of securities in the amount of NIS 8.0 million (US$ 2.5 million), minus expenses from exchange rate differences in the amount of NIS 2.7 million (US$ 0.8 million) and other finance expenses in the amount of NIS 1 million (US$ 0.3 million).

Income before taxes for the first nine months of 2021 increased by 8.3% to NIS 54.5 million (US$ 16.9 million) compared to NIS 50.3 million (US$ 15.6 million) in the first nine months of 2020.

Net profit for the first nine months of 2021 increased by 10.4% to NIS 42.3 million (US$ 13.1 million), or NIS 3.05 (US$ 0.94) per share, from NIS 38.3 million (US$ 11.9 million), or NIS 2.88 (US$ 0.89) per share, in the first nine months of 2020.

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2021, U.S. $1.00 equals NIS 3.229. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month and nine-month period ended September 30, 2021 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,600 customers and 3,200 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro Europian Dairies (Gold Frost), a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: impacts of the ongoing COVID-19 pandemic; monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,		December 31	September 30,		December 31
	2 0 2 1	2 0 2 0	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 0
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	218,980	214,408	201,822	67,817	66,401	62,503
Financial assets carried at fair value through profit or loss	150,153	150,197	154,700	46,501	46,515	47,910
Trade receivables	131,779	136,748	131,301	40,811	42,350	40,663
Loans to others	-	3,650	18,707	-	1,130	5,793
Other receivables and prepaid expenses	3,969	3,646	6,667	1,229	1,129	2,065
Inventories	48,115	56,677	59,514	14,901	17,553	18,431
Current tax assets	4,599	435	3,965	1,424	135	1,228
Total current assets	557,595	565,761	576,676	172,683	175,213	178,593

Non-current assets
Property, plant and equipment	87,868	83,394	83,105	27,212	25,827	25,737
Less -Accumulated depreciation	49,563	46,675	46,460	15,349	14,455	14,388
	38,305	36,719	36,645	11,863	11,372	11,349

Right of use asset	4,695	3,208	2,866	1,454	993	888
Financial assets carried at fair value through profit or loss	29,374	9,273	13,700	9,097	2,872	4,242
Goodwill	36	36	36	11	11	11
Deferred taxes	-	1,047	-	-	324	-
Total non-current assets	72,410	50,283	53,247	22,425	15,572	16,490

	630,005	616,044	629,923	195,108	190,785	195,083
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,372	1,520	1,393	425	471	431
Trade payables	22,707	25,325	23,474	7,032	7,843	7,270
Employees Benefits	3,411	3,114	3,437	1,056	964	1,064
Other payables and accrued expenses	25,240	10,509	11,611	7,817	3,255	3,596
Total current liabilities	52,730	40,468	39,915	16,330	12,533	12,361

Non-current liabilities
Lease liabilities	3,466	1,806	1,592	1,073	559	493
Deferred taxes	3,823	-	768	1,184	-	238
Retirement benefit obligation	1,934	1,628	1,905	599	504	590
Total non-current liabilities	9,223	3,434	4,265	2,856	1,063	1,321

Shareholders' equity
Share capital	1,490	1,490	1,490	461	461	461
Additional paid in capital	170,760	170,760	170,760	52,883	52,883	52,883
Capital fund	247	247	247	76	76	76
Treasury shares	(628)	(628)	(628)	(194)	(194)	(194)
Remeasurement of the net liability in respect of defined benefit	(1,322)	(1,029)	(1,322)	(409)	(319)	(409)
Retained earnings	397,505	401,302	415,196	123,105	124,282	128,584
Equity attributable to owners of the Company	568,052	572,142	585,743	175,922	177,189	181,401

	630,005	616,044	629,923	195,108	190,785	195,083

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	337,325	345,189	106,268	111,933	104,467	106,903
Cost of sales	234,705	230,133	76,808	77,902	72,687	71,271

Gross profit	102,620	115,056	29,460	34,031	31,780	35,632

Operating costs and expenses:
Selling expenses	48,706	47,344	15,935	14,522	15,084	14,662
General and administrative expenses	17,179	17,823	5,415	5,483	5,320	5,520
Other income	200	58	63	-	62	18

Total operating expenses	65,685	65,109	21,287	20,005	20,342	20,164

Operating profit	36,935	49,947	8,173	14,026	11,438	15,468

Financial income	21,390	3,689	3,015	14,704	6,624	1,142
Financial expense	3,825	3,313	4,602	231	1,184	1,026

Total financial income (expense)	17,565	376	(1,587)	14,473	5,440	116

Income before taxes on income	54,500	50,323	6,586	28,499	16,878	15,584

Taxes on income	12,216	12,007	1,372	6,582	3,783	3,718

Profit for the period	42,284	38,316	5,214	21,917	13,095	11,866

Earnings per share:
Basic/ diluted earnings per share	3.05	2.88	0.38	1.63	0.94	0.89

Shares used in computation of basic/diluted EPS	13,867,017	13,289,239	13,867,017	13,433,684	13,867,017	13,433,684
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	42,284	38,316	5,214	21,917	13,095	11,866
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	19,524	(**) 21,127	33,372	(**) 5,977	6,046	6,543

Net cash used in continuing operating activities	61,808	59,443	38,586	27,894	19,141	18,409

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(4,763)	(1,991)	(1,130)	(1,256)	(1,475)	(617)
Proceeds from sale (purchase) of marketable securities, net	2,174	(20,669)	(12,987)	(23,195)	673	(6,400)
Proceeds from sale of property plant and equipment	200	58	63	-	62	18
Proceeds from loans granted to others	18,707	14,000	-	-	5,794	4,336

Net cash used in (used to) continuing investing activities	16,318	(8,602)	(14,054)	(24,451)	5,054	(2,663)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,605)	(1,334)	(601)	(507)	(497)	(413)
Dividend	(59,975)	-	(59,975)	-	(18,574)	-
Shares issue	-	42,471	-	42,471	-	13,153

Net cash used in (used to) continuing financing activities	(61,580)	41,137	(60,576)	41,964	(19,071)	12,740

Increase (decrease) in cash and cash equivalents	16,546	(**) 91,978	(36,044)	(**) 45,407	5,124	28,486

Cash and cash equivalents at the beginning of the financial period	201,822	121,860	255,510	168,689	62,503	37,739

Exchange losses (profit) on cash and cash equivalents	612	(**) 570	(486)	(**) 312	190	176

Cash and cash equivalents of the end of the financial year	218,980	214,408	218,980	214,408	67,817	66,401

(*)	Convenience Translation into U.S. Dollars.
(**)	Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	3,055	(229)	660	3,153	946	(71)
Unrealized loss (gain) on marketable securities	(13,301)	2,739	(1,182)	(13,532)	(4,119)	848
Depreciation and amortization	4,732	4,221	1,631	1,470	1,465	1,308
Capital gain on disposal of property plant and equipment	(200)	(58)	(63)	-	(62)	(18)
Exchange gain (losses) on cash and cash equivalents	(612)	(**) (570)	486	(**) (312)	(190)	(176)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	1,586	1,570	4,624	6,271	491	486
Decrease (increase) in inventories	11,399	14,871	10,348	4,585	3,530	4,605
Increase (decrease) in trade and other payables, and other current liabilities	12,865	(1,417)	16,868	4,342	3,985	(439)
Net cash flows from operating activities	19,524	21,127	33,372	5,977	6,046	6,543

B.          Significant non-cash transactions:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
(in thousands)
Supplemental cash flow information:
Income tax paid	13,597	16,389	3,839	5,329	4,211	5,076

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.